 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Willis, Gary K. (Last) (First) (Middle) c/o Plug Power Inc. 968 Albany-Shaker Road (Street) Latham, NY 12110 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Plug Power Inc. PLUG 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/27/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
$

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Employee Stock Option	$96.33	03/25/2003		A		13,288		(1)	6/7/10	Common Stock	13,288	$ (2)	13,288	D
Employee Stock Option	$3.67	03/25/2003		A		1,245		(3)	10/16/12	Common Stock	1,245	$ (4)	1,245	D
Employee Stock Option	$5.29	03/25/2003		A		15,000		(5)	3/25/13	Common Stock	15,000		$15,000	D

Explanation of Responses:

(1) The options vest in three equal annual installments beginning June 7, 2001.
(2) The options were received in exchange for options to purchase 16,000 shares of common stock of H Power Corp. in connection with the merger of Monmouth Acquisition Corp. with and into H Power Corp. (the "Merger") pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of November 11, 2002, by and among Plug Power Inc., Monmouth Acquisition Corp. and H Power Corp., as amended (the "Merger Agreement").
(3) The options became immediately exercisable at the "Effective Time" (as defined in the Merger Agreement).
(4) The options were received in exchange for options to purchase 1,500 shares of common stock of H Power Corp. in connection with the Merger.
(5) The options were awarded pursuant to the 2002 Non-Employee Director Compensation Plan. These options became immediately exercisable upon grant.

By:	Date:
/s/ Gary K. Willis	03/27/2003
Gary K. Willis
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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